FORM 6-K/A
(Amendment No. 2)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of October, 2005

000-29880
(Commission File Number)

Virginia Gold Mines Inc.
(Translation of registrant’s name into English)

Suite 200, 116 St-Pierre
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

EXPLANATORY NOTE

Virginia Gold Mines Inc. (the “Company”) hereby amends the Form 6-K (accession no. 0001020011-05-000021) furnished to the Commission on November 3, 2005 (the “Original Form 6-K”). as amended by Amendment No. 1 to Form 6-K (“Amendment No. 1”) furnished to the Commission on December 8, 2005 (the Original Form 6-K as so amended, the “October Form 6-K”), as follows: (i) the Company’s Management’s Discussion and Analysis (“MD&A”) for the six months ended August 31, 2005, as furnished under cover of the Original Form 6-K, is replaced in its entirety by the restated version included herewith; (ii) the Certifications of Interim Filings (Form 52-109FT2) of each of the Chief Executive Officer and the Chief Financial Officer of the Company, as furnished under cover of the Original Form 6-K, are replaced in their entirety with the respective Certifications of Interim Filings included herewith; and (iii) the final sentence under “Explanatory Note” in Amendment No. 1 is replaced in its entirety by the following sentence: “Other than as set forth in Amendment No. 1 and herein, no changes were made to any of the other documents furnished under cover of the Original Form 6-K.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Gold Mines Inc.
(Registrant)

Date: December 9, 2005 Form 6-KA	By: /s/ Amélie Laliberté Name:Amélie Laliberté Title: Manager, Investor Relations

EXHIBIT INDEX

Exhibit	Description
1	Interim Financial Statements of the Company (Unaudited) as at August 31, 2005 and for the Three and Six Months Ended August 31, 2005 (previously filed with Amendment No. 1)
2	Restated Management’s Discussion and Analysis for the Six Months Ended August 31, 2005
3	Form 52-109FT2 - CEO Certification
4	Form 52-109FT2 - CFO Certification